UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

System1, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87200P109

(CUSIP Number)

Stanley Blend

c/o Lone Star Friends Trust

14122 Bluff Manor Drive

San Antonio, TX 78216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Lone Star Friends Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,554,709 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,554,709 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,554,709 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by Lone Star Friends Trust (“Lone Star”) and Stanley Blend, the father of the Issuer’s co-founder and CEO (each, a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of (i) 5,609,129 shares of Class A Common Stock held directly by Lone Star, and (ii) 7,945,580 Class B Units of S1 Holdco, LLC (“S1 Holdco”), a subsidiary of the Issuer, and the corresponding shares of Class C Common Stock of the Issuer held directly by Lone Star.

(3)

This percentage is calculated based upon 85,146,614 shares of Class A Common Stock outstanding as of April 13, 2022, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission (“SEC”) on April 19, 2022, plus the 7,945,580 Class B Units held by Lone Star. The voting power, based upon the Class C Common Stock voting as a class with the Class A Common Stock, held by Lone Star is 12.6%.

CUSIP No. 87200P109

1.	Names of Reporting Persons Stanley Blend
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,287,862 shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,287,862 shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,287,862 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 5,609,129 shares of Class A Common Stock, and 7,945,580 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer), in each case, directly held by Lone Star, (ii) 592,514 shares of Class A Common Stock and 251,379 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer) directly held by the Dante Jacob Blend Trust, for which Mr. Blend is the trustee (the “Dante Trust”), (iv) 592,514 shares of Class A Common Stock and 251,379 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer) directly held by the Nola Delfina Blend Trust, for which Mr. Blend is the trustee (the “Nola Trust”), and (v) 45,367 shares directly held by Mr. Blend in his individual capacity. Mr. Blend is the trustee of each of Lone Star, the Dante Trust and the Nola Trust, and has voting and dispositive power over the shares held by each of these entities Lone Star, the Dante Trust and the Nola Trust but disclaims beneficial interest in such shares except to the extent of his pecuniary interest therein (if any).

(3)

This percentage is calculated based upon 85,146,614 shares of Class A Common Stock outstanding as of April 13,, 2022, as reported by the Issuer in its Prospectus filed with the SEC on April 19, 2022, plus 8,448,338 Class B Units of S1 Holdco collectively held by Lone Star, the Dante Trust and the Nola Trust (and the corresponding shares of Class C Common Stock of the Issuer). The voting power, based upon the Class C Common Stock voting as a class with the Class A Common Stock, held by Mr. Blend is 14.3%.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the SEC on February 8, 2022 (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the following:

On April 13, 2022, Lone Star made a charitable contribution of 1,000,000 shares of Class A Common Stock to the Blend Family Foundation, a 501(c)(3) charitable foundation of which Stanley Blend is a director.

On April 19, 2022, Lone Star exercised 500,000 Warrants, which had an exercise price of $11.50 per warrant. The Warrant exercise was net share settled pursuant to the Warrant Agreement, with 285,459 shares of Class A Common Stock withheld in payment of the exercise price, and 214,541 shares of Class A Common Stock issued to Lone Star in net settlement of the Warrants. On April 20, 2022, Lone Investment Holdings LLC (“LIH”), an entity controlled by Michael Blend, distributed all of its shares of Class A Common Stock to its members pro rata in accordance with their ownership interests in LIH, for no consideration. As a result of the distribution by LIH, Lone Star received 2,857,441 shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. Stanley Blend beneficially owns directly or indirectly in the aggregate, 15,287,862 shares of Class A Common Stock, representing 16.3% beneficial ownership percentage of Class A Common Stock and Lone Star directly beneficially owns 13,554,709 shares of Class A Common Stock, representing 14.6% beneficial ownership percentage of Class A Common Stock. Mr. Blend disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein.

Calculations of the percentage of the shares of Common Stock beneficially owned are based on 85,146,614 shares of Class A Common Stock outstanding as of April 13, 2022, plus 8,448,338 Class B Units of S1 Holdco (and the corresponding shares of Class C Common Stock of the Issuer) collectively held by the Blend Trusts.

(b) Stanley Blend has sole voting and dispositive control of the 15,287,862 shares reported herein, but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein.

(c) Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d) No other person is known to have the right to receive (other than trust beneficiaries) or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7. Exhibits

A. Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2022

LONE STAR FRIENDS TRUST
By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Trustee

STANLEY BLEND
/s/ Stanley Blend

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.